                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 1998

                                                         Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  THE EATON WINAMAC HOURLY INVESTMENT PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

Exhibit

The following exhibit is filed herewith:

        Exhibit No.

          (23)    Consent of Independent Auditors      11


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              (Name of Plan)
                                               THE EATON WINAMAC HOURLY
                                               INVESTMENT PLAN AND TRUST

         Date: June 28, 1999        By:   Eaton Corporation Pension
                                          Administration Committee


                                          By:       /s/ S. J. Cook
                                             ---------------------------------
                                                      (Signature)
                                              S. J. Cook
                                              Vice President-Human Resources
                                              Eaton Corporation

                             Audited Financial Statements and
                             Supplemental Schedules

                             EATON WINAMAC HOURLY INVESTMENT
                             PLAN AND TRUST

                             PLAN NUMBER:  160

                             DECEMBER 31, 1998 AND 1997

                             PLAN SPONSOR
                             Eaton Corporation
                             Eaton Center
                             Cleveland, Ohio  44114
                             (216) 523-5000

                             Employer Identification Number:  34-0196300

                             PLAN ADMINISTRATOR
                             Eaton Corporation
                             Corporate Compensation and
                               Organization Committee
                             Eaton Center
                             Cleveland, Ohio  44114
                             (216) 523-5000

                         Report of Independent Auditors


Corporate Compensation and Organization
   Committee of Eaton Corporation
Eaton Winamac Hourly Investment Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Eaton Winamac Hourly Investment Plan and Trust as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Cleveland, Ohio

June 11, 1999

                 Eaton Winamac Hourly Investment Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998


                                                                          Victory       Victory        Victory         Eaton
                                             Prism         Victory         Stock        Special     International      Common
                                             Magic         Balanced        Index         Value         Growth          Shares
                                              Fund           Fund          Fund          Fund           Fund            Fund
                                         ----------------------------------------------------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                                                                                    $   118,825
   Mutual funds                                            $   61,505    $  108,190     $  49,270      $   33,881
   Participant loans receivable
   Common/collective trust                  $   208,047
   EB Money Market fund                                                                                                       160
                                         ----------------------------------------------------------------------------------------
Total investments                               208,047        61,505       108,190        49,270          33,881         118,985

Receivables:
   Employee contributions                         2,646           798         1,594           991             557           1,623
   Interest                                                                                                                     7
                                         ----------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS           $   210,693    $   62,303    $  109,784     $  50,261      $   34,438     $   120,615
                                         ========================================================================================



                                              Loan
                                              Fund           Total
                                         --------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                         $   118,825
   Mutual funds                                                252,846
   Participant loans receivable             $    9,894           9,894
   Common/collective trust                                     208,047
   EB Money Market fund                                            160
                                         --------------------------------
Total investments                                9,894         589,772

Receivables:
   Employee contributions                                        8,209
   Interest                                                          7
                                         --------------------------------

NET ASSETS AVAILABLE FOR BENEFITS           $    9,894     $   597,988
                                         ================================

See notes to financial statements

                 Eaton Winamac Hourly Investment Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997


                                                                          Victory       Victory        Victory         Eaton
                                             Prism         Victory         Stock        Special     International      Common
                                             Magic         Balanced        Index         Value         Growth          Shares
                                              Fund           Fund          Fund          Fund           Fund            Fund
                                         -----------------------------------------------------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                                                                                    $   110,134
   Mutual funds                                            $   36,327    $  72,099      $  48,894      $   23,926
   Participant loans receivable
   Common/collective trust                 $   142,678
   EB Money Market fund                                                                                                       761
                                         -----------------------------------------------------------------------------------------
Total investments                              142,678         36,327       72,099         48,894          23,926         110,895

Receivables:
   Employee contributions                        1,850            373          793            576             278           1,191
   Interest                                                                                                                    10
                                         -----------------------------------------------------------------------------------------
Total assets                                   144,528         36,700       72,892         49,470          24,204         112,096

LIABILITIES
Accrued purchase of investments                  1,150            227          487            357             165
                                         -----------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $   143,378     $   36,473    $  72,405      $  49,113      $   24,039     $   112,096
                                         =========================================================================================


                                            Loan
                                            Fund           Total
                                         ------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                       $    110,134
   Mutual funds                                               181,246
   Participant loans receivable           $   5,490             5,490
   Common/collective trust                                    142,678
   EB Money Market fund                                           761
                                         ------------------------------
Total investments                             5,490           440,309

Receivables:
   Employee contributions                                       5,061
   Interest                                                        10
                                         ------------------------------
Total assets                                  5,490           445,380

LIABILITIES
Accrued purchase of investments                                 2,386
                                         ------------------------------

NET ASSETS AVAILABLE FOR BENEFITS         $   5,490      $   442,994
                                         ==============================



See notes to financial statements

                 Eaton Winamac Hourly Investment Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1998


                                                                                 Victory        Victory        Victory
                                                    Prism         Victory         Stock         Special     International
                                                    Magic         Balanced        Index          Value         Growth
                                                     Fund           Fund           Fund          Fund           Fund
                                                ----------------------------------------------------------------------------
ADDITIONS
Employee contributions                            $    50,359     $  14,013     $    27,419     $  20,230      $    9,760
Interest                                                2,256
Dividends                                                             5,010          13,573         2,970           1,531
                                                ----------------------------------------------------------------------------
Total additions                                        52,615        19,023          40,992        23,200          11,291

DEDUCTIONS
Distributions to participants                           9,533           608           1,063         2,442           1,613
Fees and expenses
                                                ----------------------------------------------------------------------------
Total deductions                                        9,533           608           1,063         2,442           1,613

Net realized and unrealized appreciation
   (depreciation) in fair value of investments          9,869         3,509          11,370        (8,409)          3,482
Net interfund transfers                                14,364         3,906         (13,920)      (11,201)         (2,761)
                                                ----------------------------------------------------------------------------
Net increase                                           67,315        25,830          37,379         1,148          10,399
Net assets available for benefits at
   beginning of year                                  143,378        36,473          72,405        49,113          24,039
                                                ============================================================================
NET ASSETS AVAILABLE FOR BENEFITS AT
   END OF YEAR                                    $   210,693     $  62,303     $   109,784     $  50,261      $   34,438
                                                ============================================================================

                                                   Eaton
                                                   Common
                                                   Shares          Loan
                                                    Fund           Fund           Total
                                               -----------------------------------------------
ADDITIONS
Employee contributions                            $    32,861                   $   154,642
Interest                                                1,597    $     547            4,400
Dividends                                               2,565                        25,649
                                               -----------------------------------------------
Total additions                                        37,023          547          184,691

DEDUCTIONS
Distributions to participants                           5,762        1,032           22,053
Fees and expenses                                         303                           303
                                               -----------------------------------------------
Total deductions                                        6,065        1,032           22,356

Net realized and unrealized appreciation
   (depreciation) in fair value of investments        (27,162)                       (7,341)
Net interfund transfers                                 4,723        4,889                0
                                               -----------------------------------------------
Net increase                                            8,519        4,404          154,994
Net assets available for benefits at
   beginning of year                                  112,096        5,490          442,994
                                               ===============================================
NET ASSETS AVAILABLE FOR BENEFITS AT
   END OF YEAR                                    $   120,615    $   9,894      $   597,988
                                               ===============================================



See notes to financial statements.

                 Eaton Winamac Hourly Investment Plan and Trust

                          Notes to Financial Statements

                           December 31, 1998 and 1997

A.     SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value as measured by quoted prices in active markets except for the Prism Magic Fund where the investments are stated at fair value as determined by the trustee. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

The cost of shares sold for mutual funds and Eaton Common Shares Fund is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B.     DESCRIPTION OF THE PLAN

Effective January 1, 1995, Eaton Corporation (the "Company" or the "Plan Sponsor") established a 401(k) profit sharing plan and trust to be known as the Eaton Winamac Hourly Investment Plan and Trust (the "Plan").

The Plan provides that all union employees who are members of UAW Local 1609 of the Winamac Plant will be eligible for membership in the Plan on the date at which the employee has completed two months of service with the Company.

Eligible employees may elect to make before-tax contributions from 1 to 15 percent of their compensation. Contributions are allocated by the employee among the six investment funds offered by the Plan:

               Fund                             Description                         Sponsor
---------------------------------------------------------------------------------------------------------
Prism Magic Fund                      Insurance Company Contracts       Key Bank

Victory Balanced Fund                 Stocks and Bonds of U.S.          Victory Broker Dealer Services
                                      Companies and Government

Victory Stock Index Fund              Standard & Poor's 500 Index       Victory Broker Dealer Services

Victory Special Value Fund            Corporate Stocks                  Victory Broker Dealer Services

Victory International Growth Fund     International Stocks              Victory Broker Dealer Services

Eaton Common Shares Fund              Company Stock                     Eaton Corporation

                 Eaton Winamac Hourly Investment Plan and Trust

B.     DESCRIPTION OF THE PLAN--CONTINUED

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings and administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
Participants are immediately vested in their contributions plans actual earnings thereon.

Participants may borrow from their fund accounts up to an amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment fund to the loan fund. Loan terms vary and are determined on an individual basis by the Plan administrator. The loans are secured by the balance in the participant's account and bear interest at a rate as determined daily by the Trustee for Plan loans. Principal and interest is paid ratably through payroll deductions.

On termination of service, a participant may receive a lump-sum amount equal to the value (not to exceed $3,500) of his or her account. Upon death, disability or retirement, the participant may elect to receive benefit payments in the form of annual installments to be distributed over his or her life expectancy or the life expectancy of their designated beneficiary.

All administrative and transaction costs, management fees and expenses of the Plan shall be paid by the trustee from the trust unless such costs, fees and expenses are paid by the Company.

The Company may amend, modify, suspend or terminate the Plan, subject to the provisions of ERISA. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.

C.     INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the plan, holds the Plan's investment assets and executes transactions.

                 Eaton Winamac Hourly Investment Plan and Trust

C.     INVESTMENTS--CONTINUED

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                               DECEMBER 31
                                                           1998            1997
                                                     ----------------------------------
Prism Magic Fund                                         $   208,047      $   142,678
Victory Balanced Fund                                         61,505           36,327
Victory Stock Index Fund                                     108,190           72,099
Victory Special Value Fund                                    49,270           48,894
Victory International Growth Fund                             33,881           23,926
Eaton Corporation Common Shares                              118,825          110,134

D.     INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

                 Eaton Winamac Hourly Investment Plan and Trust

F.     YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have an impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                 Eaton Winamac Hourly Investment Plan and Trust

                          EIN: 34-0196300 Plan No.: 160

     Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                            Description of                           Current
                   Identity of Issue                          Investment               Cost           Value
   ---------------------------------------------------------------------------------------------------------------
*  KeyBank:
      Prism Magic Fund                                16,185 units                  $     188,351    $    208,047
      Victory Balanced Fund                           4,187 shares                         56,588          61,505
      Victory Stock Index Fund                        5,094 shares                         91,812         108,190
      Victory Special Value Fund                      3,509 shares                         51,659          49,270
      Victory International Growth Fund               2,388 shares                         31,103          33,881
      Employee Benefits Money Market Fund             160 units                               160             160
*  Eaton Corporation Common Shares                    1,681 shares                        114,456         118,825
*  Participant Loans Receivable                       8.75%-9.5%; variable
                                                         maturities                                         9,894
                                                                                  --------------------------------

                                                                                    $     534,129    $    589,772
                                                                                  ================================


*  Indicates a party-in-interest to the Plan.

                 Eaton Winamac Hourly Investment Plan and Trust

                          EIN: 34-0196300 Plan No.: 160

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1998

                                          Purchase       Selling        Cost of       Current        Net
           Description of Asset            Price          Price          Asset         Value     Gain (Loss)
--------------------------------------------------------------------------------------------------------------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
*   Key Bank:
       Employee Benefits Money            $ 39,770                      $ 39,770      $  39,770
       Market Fund                                       $ 40,371         40,371         40,371

       Prism Magic Fund                     67,717                        67,717         67,717
                                                           12,217         11,179         12,217    $  1,038

       Victory Balanced Fund                30,492                        30,492         30,492
                                                            8,823          7,781          8,823       1,042

       Victory Stock Index Fund             46,825                        46,825         46,825
                                                           22,104         19,318         22,104       2,786

       Victory Special Value Fund           24,683                        24,683         24,683
                                                           15,898         16,620         15,898        (722)

*   Eaton Common Shares                     36,438                        36,438         36,438
                                                              585            616            585         (31)

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1998.

*  Indicates a party-in-interest to the Plan.